Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Acquisition Update

HOUSTON (October 9, 2009) – This update addresses the following topics:

•	Offers of Employment with Cameron
•	Branding Examples
•	Site Visits
•	Change Network Update
•	NATCO Headquarters Overview
•	NATCO Linco Overview
•	NATCO PAAI Overview

Offers of Employment with Cameron

We understand the uncertainty that many individuals feel about their future employment with Cameron, which has been created due to the integration process we are going through.

As we navigate the regulatory approval process, the transition teams are working hard to prepare for the integration of the companies.  There are, however, limits to what can be done in advance of closing.   Antitrust laws require that the two companies continue to conduct their day-to-day operations independently.  A key aspect of this involves not altering the business conduct of the other party.  One unintended consequence of extending offers of future employment too far in advance of closing can be a change in the way that people go about their daily responsibilities and alter the way that the companies relate to each other.

While we do not yet know who will be receiving offers of employment, please know that we will issue offers of employment as soon as possible, contingent on the closing of the acquisition.

Branding Examples
In the last issue, we began to address the proposed brand changes that will occur after the close of the NATCO acquisition. In this issue we thought it might be informative to provide examples of Cameron logos, business cards, signage and specialty items.

Cameron has a Corporate Identity Program which organizes the impressions made by advertising, packaging, promotional materials, stationery, business forms, signage and other means of communication into a unified visual impression of the company. To follow are examples of the current usage various graphic elements and treatments in Cameron logos:

Corporate logo - Horizontal Formats

CAMERON

CAMERON

CAMERON

CAMERON

Corporate logo - Vertical Formats

CAMERON

CAMERON

CAMERON

CAMERON

To follow are examples of the Cameron business cards, signage, and branded merchandise:

Site Visits

Site visits by Cameron and NATCO management have been completed at the following NATCO facilities:

•	Calgary, Canada
•	Casper, Wyoming
•	Electra, Texas
•	Harvey, Louisiana
•	London, UK
•	Magnolia, Texas
•	New Iberia, Louisiana
•	Odessa/Midland, Texas
•	Snyder, Texas
•	Vernal, Utah
•	Williston, North Dakota

Additional site visits are being planned. Details to be announced (TBA).

Change Networks Update

As was mentioned in previous Acquisition Updates, change networks are being implemented in both Cameron and NATCO to provide employees with a way to provide feedback to the Integration Teams on:

•	how well news is getting out
•	how well the news is being understood, and
•	questions, issues and concerns that should be addressed.

Here’s a brief update:

1.	Participating business leaders have been through onboarding sessions.
2.	Change agents have been identified in both NATCO and Cameron and are going through onboarding sessions.
3.	Biweekly change network meetings – either face-to-face or by conference calls – will begin shortly.

NATCO Headquarters Overview

In this issue, we’re continuing our overviews of current NATCO organizations that will become part of Cameron, post-close.

NATCO’s corporate headquarters are located at 11210 Equity Drive in Houston, Texas, just down the road from the corporate headquarters of Cameron’s Drilling and Process Systems Group, along North Beltway 8. These offices house the corporate functions of the following three (3) business segments:

•	Integrated Engineered Solutions (IES)
•	Standard & Traditional (S&T)
•	TEST Automation & Controls (A&C).

Those business segments are supported by the following functions, also located at NATCO’s corporate headquarters:

•	Accounting
•	Business Development and Sales
•	Document Control
•	Drafting
•	Engineering
•	Facility Management
•	Finance/Treasury
•	Health, Safety & Environment
•	Human Resources
•	Information Technology (IT)
•	Legal
•	Marketing
•	Project Management/Cost Control
•	Supply Chain Management/Procurement

This location also houses the offices of the CEO, the President, and other executive management members, as well as meeting and conference facilities.

Note: Petreco employees who are currently housed on the 4th floor of Cameron Drilling and Production headquarters on the West Beltway in Houston will be moving to the NATCO headquarters. Dates and details are to be determined (TBD), dependent on when infrastructure – such as office space, phones and IT systems – can be ready.

NATCO Linco Electromatic Group (Linco) Overview

Here’s a brief overview of NATCO’s Linco – which, along with PAAI, will become part of Cameron’s Measurement division after the close of the acquisition.

Linco became part of the NATCO family in 2008 and provides services to the liquid and gas hydrocarbon measurement industry – both through by providing Linco-branded products and services, and by representing the products and services of other key manufacturers.

Linco offers a single-source solution and maintains a highly trained staff of designers, engineers, technicians, electricians, fabricators and ASME code welders. The complete shop fabrication complexes occupy over 10,000 square feet of totally enclosed facilities at two locations. These locations house up-to-date equipment and facilities, which include inside flow testing for testing of pre-fabricated metering systems prior to shipment and commissioning. In addition, complete mechanical and electrical checks are made on all units prior to shipment, helping to minimize startup problems on the job site.

Linco’s many years experience in “Engineered Automated Systems” covers a broad range of applications, including:

•	top and bottom transport loading systems
•	LACT units
•	pipeline metering systems
•	tanker offloading systems
•	liquid and gas offshore metering systems
•	LPG driver-attended metering systems, and
•	bi-directional meter prover systems.

Linco also offers a full range of contract services – including field maintenance, repair and onsite meter calibration.

Additional Linco information is available:

•	as a PowerPoint presentation posted on the Welcome to Cameron site; and
•	on the NATCO website at www.natcogroup.com/brands-linco.

NATCO Process Analytical Applications Inc. (PAAI) Overview

Process Analytical Applications Inc. (PAAI) was formed in February of 1985 to provide various support services to the hydrocarbon processing industry. Process Analytical employs fifty (50) full-time employees, and is a registered Professional Engineering Firm in the State of Texas and a Licensed Texas Electrical Contractor.

Process Analytical is located near Highway 45 South on 5318 FM 517 between Dickinson and Alvin, Texas, and provides the following services:

•	GC applications for Process Gas Chromatographs
•	Integrated analyzer systems
•	Analytical equipment leasing
•	Contract Analyzer and Instrument Technicians
•	Analytical instrument training
•	HRVOC support and consulting
•	Continuous emissions monitoring system support
•	Gas detection equipment support
•	Turnkey analyzer installation and startup projects

Products offered include the following:

•	Packed Columns for Gas Chromatographs
•	PAAI EZGC for cooling tower and flare applications
•	PAAI Revolution Upgrade Package for the applied advance
•	Concoa products (eg, regulators, transfer lines)

More information on PAAI is available:

•	as a PowerPoint presentation posted on the Welcome to Cameron site; and
•	on the NATCO website at www.natcogroup.com/brands-process-analytical.

Independent Companies Reminder

While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly. For further guidance on what conduct is and is not permissible during the pre-closing period, please consult the "Rules of the Road" document posted on the Welcome to Cameron website.

Stay Tuned…

Upcoming Acquisition Updates will include:

•	additional details about the new org structures
•	Human Resources information (including global updates)
•	additional NATCO and Cameron organizational information
•	IT systems announcements, and
•	operational transition plans such as office moves.

The NATCO Integration Team

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.

PROCESS ANALYTICAL

Gas Chromatographic Columns & Parts

Professional Engineering Services

Analyzer Systems Integration

Contract Technical Services

Analyzer Applications

Training Services

Repair Services

Alvin, Texas: 281-482-4334

WebSite: www.ProcessAnalytical.com

- TEST Process Analytical located in Alvin, Texas is a 24 year old organization that specializes in providing analyzer application and support services to Clients throughout the world.
- ISO 9001:2000 Certification granted in August of 2005.

Process Analytical Overview Services Provided

- Analyzer Application Services
- Manufacturer of Packed Columns
- Supplier of Gas Chromotographs (GC) Parts
- Analyzer Support and Repair Services
- Systems Integration
- Contract Personnel (Engineers, Designers, Technicians)
- On-site and On-line Training Services

Process Analytical Overview

TEST Process Analytical Fabrication Shop

Process Analytical Highlights

- One of the Largest Analytical System Integrators (SI) in the Area
- Engineer, Design and Manufacturer Sample Systems
- Have completed several $1+ Million Dollar Projects SI Projects
- Currently has a strong Analytical Field Service Organization
- Awarded Largest "Purchase Data" Contract in 2005
- Provides Environmental Testing Services
- Company has developed Thousands of Process GC Applications
- Never had an OSHA Recordable or Lost Time Injury

Systems Integration

TEST Process Analytical Systems Integration Division provides a number of analytical integration services to Clients here in the US and abroad. Services provided include:

- Engineering
- Design
- Fabrication
- Project Documentation

Systems Integration

Yale
Yale

10' x 28' Shelter by PAAI

Field Service

The TEST Process Analytical Field Service Organization supplies our Clients with the following services:

- Long Term Contract Maintenance Personnel
- Demand Repair Services for Analytical Instruments
- Data Purchase
- Environmental Testing Services
- Turn Key Equipment Installation
- Start-up Services

Field Service

Process Analytical

PAAI 53' Project and Training Trailer

Field Service

42

"Turn-Key" Shelter Installation by PAAI

GC Applications

TEST Process Analytical develops applications and manufacturers columns for a variety of gas chromatographs.

Packed Column GC Application

Specialty Products

TEST Process Analytical develops specialty products for the process analytical applications. Products developed include:

- Environmental Compliance Monitoring Systems
- EZGC Gas Chromatograph
- Revolution GC Upgrade Package
- Sparger Sampling Systems
- Dosing Systems

Specialty Products

Sparger Sample System

EZGC

Revolution GC
Upgrade Package

BUSINESS OVERVIEW

- Established in 1967

  - Overall Strategy: Provide a Single Source for Hydrocarbon Measurement Customers

  - Distribution of Equipment from Leading Manufacturers

  - Custom-Engineering of Measurement Devices and Integrated Systems

BUSINESS OVERVIEW

- Geographic Coverage
  - Multiple Linco locations
  - Subsidiary Locations
  - Third-Party Sub Distributor Location

SALES & SERVICE LOCATIONS

Kent, WA
Casper,WY
Salt Lake City, UT
Denver, CO
Tulsa, OK
Kilgore, TX
Midland, TX
Houston, TX
Corpus Christi, TX

BUSINESS OVERVIEW

- Product & Service Offering

  - Distribution of Product Lines of Over 40 Manufacturers

  - Linco-Manufactured Devices and Software Applications

  - Measurement Systems, Integrating Linco and Third-Party Components

  - Refurbished Equipment

  - Repair, Testing and Meter-Proving Services

BUSINESS OVERVIEW

Product & Service Offering
45%
33%
13%
5%
4%
Distribution of Product Lines
LEMC Manufacturing & Software
Fabricated Measurment Systems
Refurbish Equipment
Repair, Testing & Meter Proving

BUSINESS OVERVIEW

Linco Products & Service Offerings

-Terminal Automation Systems
-Automatic Proving Software
-Temperature Averagers
-Electrostatic Grounding Device
-Photo Pulser
-Prover Counters
-Temperature Transmitter
-Volume Regulator with Sight Glass
-Prover Tools
-Odorant Injection Systems
-Rebuilt, Refurbished & Remanufactured Meters & Valves
-Water Draw Services
-Contract Meter Proving

BUSINESS OVERVIEW

Linco-Electromatic, Inc.
AUTOMATED TERMINAL CONTROL SYSTEM
A Microsoft NT Based Application
"Serving the Petroleum Industry Since 1967"

LEMC AUTOMATED PROVING SOFTWARE

Linco-Electromatic, Inc.

Designed with state-of-the-art development tools including Microsoft Access™ and Seagate Crystal Reports™ (a user friendly reporting system). Simplified to accept advanced importation and exploration of proving records using any choice of SQL - compliant relational databases. Custom reports using Seagate Crystal Reports™ allows user to define and layout their own customized proving reports. The LEMC Prover Program is also compatible with Brooks and Calibron provers utilizing the Condat Interface. Special calculations are also available.

LEMC PROVER SOFTWARE
DEMO
CLIENT TABLE
PROVER TABLE
DENSITOMETER
METER TABLE
REPORTS AND CHARTS
PROGRAM SETTINGS
START PROVING
CONTROLLER COMMUNICATIONS
EXIT

CLIENT DATABASE

Full featured client database allows the user to build custom records and accounts.

GRAPHS

Meter Factor & Gravity vs. Date
Meter Factor
Date

Graphical representation of meter factor trends compared to other values such as temperature, pressure, and gravity.

PROVER SETUP

- Allows for proving with multiple volumes
- Deviation tolerances for all pertinent data
- Valve switching delays for multi-volume provers
- Preset automation devices (CONDAT, OMNI, Manual Entry)

1 time prover setup stores the follwing entries:

- Flow Tube Type Steel (for expansion coeffients)
- Extractor Tube Type of Steel
- Densitometer Settings
- Volume Units in Barrels, Gallons, Liters and Cubic Meters

AUTOMATIC PROVING

- Live Data Viewable
- Run Data Breakdown
- Communication Diagnostics
- Pass Averaging
- Easy One Click Proving

BUSINESS OVERVIEW

Linco Products

Linco-Electromatic, Inc.
TA-1000
TEMPERATURE AVERAGER
"Serving the Petroleum Industry Since 1967"

BUSINESS OVERVIEW

Linco Products

Electrostatic Grounding Device

Photo Pulser

Prover Counter

78.1F
TSC - 1000

TSC-1000

Volume Regulator with Sight Glass

Prover Tools

BUSINESS OVERVIEW

Linco Products & Service Offerings

Odorant Injection Systems

CAUTION

Remanufactured Meters

Water Draw Services

BUSINESS OVERVIEW

- Linco Products & Service Offerings

Contract Meter Proving

Proving Locations
Linco-Electromatic, Inc.
NEW MEXICO
WICHITA FALLS
KILGORE
ARKANSAS
LOUISIANA
STOCKDALE
CORPUS CHRISTI
Service Areas Include Texas, New Mexico,Oklahoma, Louisiana, Arkansas & Kansas

BUSINESS OVERVIEW

- Linco Integrated Metering Systems

Dual 4” 150# ANSI LACT Unit with Prover
Union Pacific Resources
Berwick, La

6” 150# ANSI PD Skid with Bi-directional prover
Kerr-McGee Ecuador Energy Corporation
Quito, Ecuador

Dual 8” 300# ANSI Pipeline Metering System
TE Products Pipeline Company
Houston, Texas

Quad 12” 300# FPSO Tanker Loading
Agbami-Daewoo
Ship Building & Marine Engineering
ChevronTexaco

BUSINESS OVERVIEW
BioFuels

Agriculture
Products
Petroleum
Fuel Standards
Having Problems Getting There ????

Agriculture VS Petroleum Disconnect

Integrating biodiesel with traditional fuels for marketing is the final & perhaps most critical phase of the biodiesel process. As Biodiesel enters large-scale distribution, many Ag based industries face difficulties when introducing renewable fuel into the petroleum distribution market.

- Differences in Terminology
- Buying & Selling Products in the Petroleum Industry
- Stringent Requirements for Measurement Accuracy
- Blending Renewable Fuels with Traditional Fuels

We Can Help

Linco Electromatic, Inc. has 40 years experience in Turn-Key Terminal Solutions

A World Wide Leader in Engineered Automated Fuel Terminal Solutions

Engineering - Automation - Fabrication

Linco-Electromatic, Inc.

Serving the Petroleum Industry Since 1967

Contact Steve Stewart
www.lemc.com